EXHIBIT 12

                                 Omnicare, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands)

                                                                For the years ended December 31,
                                                     2001         2000        1999         1998         1997
                                                  -----------------------------------------------------------
Income before Income Taxes (1)                    $119,785     $ 77,523    $ 91,671     $135,866     $ 95,933
Add:
      Interest Expense                              52,724       52,974      44,439       22,727        6,505
      Amortization of Debt Expense                   3,600        2,100       1,727          884           51
      Interest Portion of Rent Expense               9,033        9,300       8,436        6,838        4,448
                                                  ---------    ---------   ---------    ---------    ---------
           Income, as Adjusted                    $185,142     $141,897    $146,273     $166,315     $106,937
                                                  =========    =========   =========    =========    =========

Fixed Charges
      Interest Expense                            $ 52,724     $ 52,974    $ 44,439     $ 22,727     $  6,505
      Amortization of Debt Expense                   3,600        2,100       1,727          884           51
      Capitalized Interest                               -            -       1,688          976          744
      Interest Portion of Rent Expense               9,033        9,300       8,436        6,838        4,448
                                                  ---------    ---------   ---------    ---------    ---------
           Fixed Charges                          $ 65,357     $ 64,374    $ 56,290     $ 31,425     $ 11,748
                                                  =========    =========   =========    =========    =========
Ratio of Earnings to Fixed Charges (2)                 2.8x         2.2x        2.6x         5.3x         9.1x
                                                  =========    =========   =========    =========    =========

(1) Includes certain special items such as restructuring and other related charges, other expenses and pooling-of-interests acquisition expenses. See the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for a further description of these special items.

(2) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense and capitalized interest) and one-third (the proportion deemed representative of the interest portion) of rent expense.